Exhibit 99.1

PRESS RELEASE Brussels, 27 February 2013 – 1 / 27

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev reports Fourth Quarter 2012 and Full Year 2012 Results

HIGHLIGHTS

Except where otherwise stated, the comments below are based on organic figures and refer to FY12 and 4Q12 versus the same period of last year. For important disclaimers please refer to page 2.

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Revenue growth: Revenue grew 7.2% in FY12 and 8.8% in 4Q12, with revenue per hl growth of 7.7% in FY12 and 8.8% in 4Q12 on a constant geographic basis, resulting from favorable brand mix and revenue management best practices

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Volume performance: Total volumes in FY12 grew 0.3%, with own beer volumes increasing 0.1%, while non-beer volumes increased 2.2%. In 4Q12, total volumes declined 0.1%, with own beer volumes down 0.3% and non-beer volumes growing 0.8%

•	Focus Brands: Our Focus Brand volumes grew 1.5% in FY12, with our three global brands, Budweiser, Stella Artois and Beck’s, growing by 4.1%. In 4Q12, Focus Brands grew by 0.4%

•	Cost of Sales (CoS): CoS increased 5.4% in FY12 and by 8.4% in 4Q12. CoS per hl increased 7.2% in FY12 and 10.0% in 4Q12 on a constant geographic basis

•	EBITDA: EBITDA grew 7.7% in FY12 to 15 511 million USD, with a margin of 39.0%, an increase of 18 bps. In 4Q12, EBITDA grew 9.9% to 4 388 million USD with margin expansion of 44 bps

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Net finance costs: Net finance costs (excl. non-recurring net finance costs) in FY12 were 2 188 million USD, down 15.7% compared to FY11. Net finance costs of 751 million USD in 4Q12 include other financial results of –227 million USD from non-cash, unrealized foreign exchange translation losses on intercompany payables and loans, costs of currency and commodity hedges and losses from derivative contracts related to our share-based payment programs

•	Income taxes: Income tax in FY12 was 1 717 million USD with an effective tax rate of 16.3%, compared to an income tax expense of 1 856 million USD in FY11 with an effective tax rate of 20.2%

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Profit: Normalized profit attributable to equity holders of AB InBev grew 12.9% in nominal terms to 7 283 million USD in FY12 from 6 449 million USD in FY11. Profit in 4Q12 declined by 8.5% in nominal terms to 1 792 million USD in 4Q12 from 1 959 million USD in 4Q11. The decline in normalized profit in 4Q12 is mainly due to other financial results of –227 million USD, largely driven by non-cash, unrealized foreign exchange translation losses on intercompany payables and loans, as well as costs of currency and commodity hedges and losses from derivative contracts related to our share-based payment programs, whereas 4Q11 included a 200 million USD gain primarily from derivative contracts related to our share-based payment programs.

•	Earnings per share: Normalized earnings per share (EPS) grew by 12.6% to 4.55 USD in FY12 from 4.04 USD in FY11, and declined by 9.0% from 1.23 USD in 4Q11 to 1.12 USD in 4Q12, as explained above

•	Cash flow: Cash flow from operating activities increased by 6.3% on a nominal basis, to 13 268 million USD in FY12 from 12 486 million USD in FY11

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Net debt: Our net debt as of 31 December 2012 was 30.1 billion USD, a decrease of 4.6 billion USD from 31 December 2011. The net debt to EBITDA ratio decreased from 2.26x at the end of 2011 to 1.87x before M&A activity, and to 1.94x on a reported basis, as of 31 December 2012.

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Dividend: The AB InBev Board proposes a dividend of 1.70 EUR per share, subject to shareholder approval. If approved, the shares will trade ex-coupon as of 26 April 2013 and dividends will be payable as from 2 May 2013. The record date will be 30 April 2013. The Board has also decided to move to semi-annual dividend payments, going forward, starting with dividends for FY13, payable in November 2013 and May 2014.

•	2012 Financial Report: The report is available on our website at www.ab-inbev.com

PRESS RELEASE Brussels, 27 February 2013 – 2 / 27

Figure 1. Consolidated performance (million USD)
	FY11	FY12	Organic growth
Total volumes (thousand hls)	399 365	402 631	0.3%
AB InBev own beer	349 818	352 921	0.1%
Non-beer volumes	46 592	47 755	2.2%
Third party products	2 955	1 954	–12.0%
Revenue	39 046	39 758	7.2%
Gross profit	22 412	23 311	8.5%
Normalized EBITDA	15 357	15 511	7.7%
Normalized EBIT	12 607	12 765	8.5%
Normalized profit attributable to equity holders of AB InBev	6 449	7 283
Profit attributable to equity holders of AB InBev	5 855	7 243

Normalized earnings per share (USD)	4.04	4.55
Earnings per share (USD)	3.67	4.53

Margins
Gross margin	57.4%	58.6%	71 bps
Normalized EBITDA margin	39.3%	39.0%	18 bps
Normalized EBIT margin	32.3%	32.1%	37 bps

	4Q11	4Q12	Organic growth
Total volumes (thousand hls)	99 467	100 098	–0.1%
AB InBev own beer	85 299	85 826	–0.3%
Non-beer volumes	13 702	13 804	0.8%
Third party products	466	468	7.4%
Revenue	9 873	10 287	8.8%
Gross profit	5 860	6 181	9.1%
Normalized EBITDA	4 237	4 388	9.9%
Normalized EBIT	3 546	3 675	10.7%
Normalized profit attributable to equity holders of AB InBev	1 959	1 792
Profit attributable to equity holders of AB InBev	1 850	1 756

Normalized earnings per share (USD)	1.23	1.12
Earnings per share (USD)	1.16	1.10

Margins
Gross margin	59.4%	60.1%	15 bps
Normalized EBITDA margin	42.9%	42.7%	44 bps
Normalized EBIT margin	35.9%	35.7%	62 bps

AB InBev’s FY12 and FY11, and 4Q12 and 4Q11 reported numbers are based on audited consolidated financial statements prepared in accordance with IFRS. Unless otherwise indicated, amounts are presented in million USD.

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

All references per hectoliter (per hl) exclude US non-beer activities. To eliminate the effect of geography mix, i.e. the impact of stronger volume growth coming from countries with lower revenue per hl, and lower Cost of Sales per hl, we are also presenting, where specified, organic growth per hectoliter figures on a constant geographic basis. When we make estimations on a constant geographic basis, we assume each country in which we operate accounts for the same percentage of our global volume as in the same period of the previous year.

Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Values in the figures and annexes may not add up, due to rounding.

FY12 and 4Q12 EPS is based upon weighted average of 1 600 million shares compared to 1 595 million shares for FY11 and 4Q11.

PRESS RELEASE Brussels, 27 February 2013 – 3 / 27

MANAGEMENT COMMENTS

At Anheuser-Busch InBev we lead our industry, with a talented team driven by our Dream-People-Culture platform, brands that delight millions of consumers, and strong positions in the world’s top beer markets. We shape the future by redefining the consumer experience, expanding enjoyment occasions, and promoting a better world through responsible drinking, environmental and community initiatives. And we strive to create new opportunities with innovations in products, packaging, processes and connections. Lead, shape, create—this is how we deliver on our commitments to consumers, customers, shareholders, employees and communities. And this is how we grow.

Our determination to lead our industry, shape the future and create growth opportunities produced solid results in 2012. Total revenue rose 7.2% to 39.8 billion USD, mainly due to favorable brand mix and our revenue management initiatives. Cost of sales was up 5.4%, with our continuous drive to maximize operating efficiency and productivity partially offsetting a rise in commodity prices. Sales and marketing expenses were up 6.8% as we actively invested to grow our brands. EBITDA increased 7.7%, while EBITDA margin expanded by 18 bps to 39.0%. Normalized profit attributable to equity holders increased by 12.9% to 7.3 billion USD, or 4.55 USD per share, up from 6.4 billion USD, or 4.04 USD per share in 2011. Operating cash flow grew by 6.3% to 13.3 billion USD and we ended the year with a ratio of net debt to EBITDA before M&A of 1.87x, in line with our commitment to reach 2.0x by the end of 2012. Net debt to EBITDA, as reported, reached 1.94x. Our liquidity position, including cash and cash equivalents plus committed credit lines, was 35.1 billion USD at the end of 2012. The Board has also decided to move to semi-annual dividend payments, going forward, starting with dividends for FY13, payable in November 2013 and May 2014. This change will allow the company to manage its cash flow more efficiently throughout the year by matching dividend payments more closely with operating cash flow generation.

Our team of 118,000 colleagues achieved these results despite uncertain global economic conditions, excise tax increases in some countries and volatile currencies and commodity prices. Our progress was especially strong in our three main markets—the US, Brazil and China. An increasing focus on innovation has been a major driver of our success, with recent launches including Bud Light Platinum and Bud Light Lime Lime-A-Rita in the US, Stella Artois Cidre Pear in the UK, Leffe Royale in Belgium, and new visual identities for Skol in Brazil and Sibirskaya Korona in Russia, among many other initiatives worldwide.

In June 2012 we announced an agreement to acquire the remaining stake in Mexico’s Grupo Modelo which we do not already own, for approximately 20.1 billion USD. The combined company would lead the industry with annual beer volume of about 400 million hls. We would be the No. 1 brewer in Mexico, the beer industry’s fourth largest profit pool and the second largest economy in Latin America. Corona would become one of our global flagship brands, alongside Budweiser, and would join global brands Stella Artois and Beck’s. We anticipate approximately one billion USD in annual cost synergies to be phased in over four years, as well as one-time cash flow synergies of 500 million USD, primarily from working capital, delivered over two years. As Grupo Modelo has been one of our most important partners for over 20 years, we are confident that this new phase in our relationship will deliver the expected results, create value for our shareholders, and delight consumers worldwide who love great beers.

In addition, in February 2013 we announced a revised transaction with Constellation Brands, in which Constellation Brands will acquire Grupo Modelo’s Piedras Negras brewery in Mexico, and Crown Imports will be granted a perpetual and exclusive license for the Grupo Modelo brands produced in Mexico and distributed by Crown in the US, for 2.9 billion USD, subject to a post-closing adjustment. As previously announced in June 2012, AB InBev has agreed to divest Grupo Modelo’s 50% stake in Crown to Constellation Brands for 1.85 billion USD. The terms of the AB InBev combination with Grupo Modelo, announced in June 2012, are unchanged.

PRESS RELEASE Brussels, 27 February 2013 – 4 / 27

The combination with Grupo Modelo remains subject to the existing challenge by the US Department of Justice. The revised agreement with Constellation remains conditioned on the completion of the Modelo transaction, as well as regulatory approvals in the US and Mexico and other customary closing conditions.

In May 2012, we also entered into a strategic alliance with Cervecería Nacional Dominicana S.A. (CND) to combine our respective businesses, creating the leading beverage company in the Caribbean. The combined business includes beer, malt and soft drinks operations in the Dominican Republic, Antigua, Saint Vincent and Dominica, as well as exports to 16 other countries in the Caribbean, the US and Europe.

While our primary focus remains driving organic growth in our existing businesses, these transactions reflect our efforts to expand our footprint in global beer markets, add to our brand portfolio, and deliver incremental revenues and profits.

Leading our Industry

During 2012, we continued to lead our industry through our strong portfolio of Focus Brands, our leading market share in the most important global beer markets, and our investments in expanding capacity to support our growth.

Our Focus Brand strategy is critical to our leadership position. Focus Brand volumes, which represent approximately 70% of our total global beer volumes, grew by 1.5% in 2012, while volumes of our global brands, Budweiser, Stella Artois and Beck’s, increased by 4.1%. Budweiser sold outside the US now represents over 51% of global Budweiser volume, driven by strong growth in China, a sharp volume increase in Bud sales in Russia, and gains in the premium segment in Brazil. We also received an excellent response to Bud’s launch in Ukraine, where the brand has already captured a 1% share. Stella Artois delivered double-digit growth in the US, increased volume by almost 50% in Brazil, and made solid gains in Russia. Beck’s performed well in Germany and China. Strong performances by other Focus Brands included the Bud Light family in the US and Canada, Michelob Ultra in the US, Antarctica in Brazil, Harbin in China and Hasseröder in Germany.

Progress in our key markets, the US, Brazil and China, provides further proof of our global leadership. Our volumes grew in the US for the first time since 2008 and market share is showing signs of stabilizing, with market share growth in the Bud Light family, Michelob Ultra, Stella Artois and Shock Top. In Brazil, our own beer volumes increased by 2.5%, resulting in a market share of 68.5%. Premium brands, including global brands Budweiser and Stella Artois, as well as domestic premium brands Bohemia and Original, continued to grow well ahead of the overall market. We grew volume in China by 1.9% and gained market share, despite a challenging year for the industry due to adverse weather conditions. Budweiser consolidated its position as the leading premium beer in China, growing volume by double-digits.

We are investing in capacity around the world to expand our leadership. In China, we agreed to acquire majority stakes in four breweries and established greenfield breweries in Fujian and Henan during 2012, with four more greenfield breweries due to open in the next two years. We are also increasing our capacity in Brazil ahead of the 2014 FIFA World CupTM. We opened a new brewery in Pernambuco, in the country’s northeast region, at the end of 2011 and announced the construction of a new brewery in Parana in the south which will open in 2014.

PRESS RELEASE Brussels, 27 February 2013 – 5 / 27

Shaping the Future

The company plays an important role in shaping the future by helping to create a positive environment for the long-term growth of our business and industry, while also working toward a Better World.

The development of powerful global brands is a key aspect of our efforts to shape the future of our business. Among our portfolio of more than 200 brands, our three global brands—Budweiser, Stella Artois and Beck’s—have a disproportionate potential to contribute to our growth. Accordingly, we are investing in our global brands, introducing them to additional markets, expanding our capacity to support growing demand, and using innovative marketing and advertising to form strong connections with consumers.

Premiumization is another important part of this process. As we strive to satisfy consumers’ growing taste for premium products, the resulting change in our mix will have a positive impact on our revenues and margins. Budweiser has captured significant share in premium in countries as varied as China, Brazil and Russia. In the US, Stella Artois and Shock Top are strong premium brands and we are rolling out Goose Island craft beers nationally. To understand the importance of premium brands, consider that the premium segment in China alone is growing 2.5 times faster than the overall industry.

Shaping a brighter future for our business also involves expanding the choices we can offer our consumers. We are using in-depth insights into consumer preferences to develop new products that can be enjoyed responsibly on more occasions. This has led to a number of innovations, including products that complement nightlife, provide refreshment when served over ice, or offer consumers a non-alcohol alternative.

We believe that our efforts to develop global brands, grow the premium segment, expand consumer choice, and share more enjoyment occasions with consumers will contribute to the long-term success of both AB InBev and the beer industry.

The most important contribution we can make in shaping the future is our commitment to achieving our dream to be the Best Beer Company in a Better World. We have taken a leadership role in promoting responsible drinking, protecting the environment, and making a difference in our communities. During 2012 we continued to pioneer responsible drinking campaigns in all of our markets, and have achieved ambitious environmental goals. We have also continued giving back to our communities through disaster relief, volunteer activities, financial support and the creation of jobs and economic activities.

Creating New Opportunities for Growth

Across the company, we are working to drive innovation and to create new opportunities—not only in our products and packaging, but also in connecting with consumers and continually improving operational processes.

We have launched successful products that enliven nightlife, such as Bud Light Platinum, Quilmes Night, and the Budweiser “Gambei” can in China. Bud Light Lime Lime-A-Rita, which appeals to a sweeter palate, is one of the fastest growing new introductions in the US industry. We brought innovation to the cider category with Stella Artois Cidre and Stella Artois Cidre Pear. And we have a range of products for those who prefer non-alcohol beverages, including Quilmes Lieber, Jupiler Force and Hoegaarden 0,0. Updated packaging, such as the Stella Artois chalice can, is motivating consumers to see our products from a fresh perspective.

PRESS RELEASE Brussels, 27 February 2013 – 6 / 27

Social and digital media are being used extensively to create connections with consumers. Our brands have attracted some 80 million fans to our social media pages and consumer databases. We also create unique experiences that bring consumers closer to their favorite brands. Such events include Budweiser Music Kingdom in China, our sponsorships of major sports events such as the FIFA World CupTM and the National Football League (NFL) in the US, and the annual Stella Artois World Draught Masters competition.

When it comes to creating opportunities, nothing is more important than our people. They come to work every day with a pride of ownership and a passion for excellence. Our dream to be the Best Beer Company in a Better World inspires our culture of ownership, in which people accept accountability for achieving exceptional results.

Looking Ahead

While we expect 2013 to be another year of challenge and uncertainty in the global economic environment, we will continue to work for the long-term growth of our business and shareholder value. Toward that end, we will follow our proven business model: investing in the top-line, maintaining strict cost discipline and pursuing margin enhancement. We will focus on building a vibrant beer industry, expanding our position in the most important markets, strengthening our brands and consumer connections, and generating superior cash flow to be reinvested in growth.

More specifically, the main priorities for our key markets in 2013 include:

In the United States:

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Invest behind our Focus Brands. This will include growing market share of the Bud Light, Michelob Ultra and Stella Artois families, as well as continuing to drive reappraisal of the Budweiser family amongst young adults. Once again, innovation will play a key role in achieving our goals and we start 2013 with a healthy pipeline of new offerings

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Win in the High End. We will continue to focus on growing our share of the high end, building on the success of Stella Artois and Shock Top in 2012, in particular, supported by the national rollout of Goose Island

•	Improve revenue management. We will grow revenue per hectoliter through improving brand mix, strong innovations, pack price initiatives and optimization of our promotional activities

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Drive excellence in Sales and Route to Market execution. Working with our wholesaler partners and sharing best practices, we will continue to improve our sales planning and execution tools, as well as our occasion, channel and region specific route to market solutions.

In Brazil:

•	Maintain consumer preference. We will continue with programs to maintain preference for our three national brands, Skol, Brahma and Antarctica

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Expand the category through innovation. This will include not only liquid and packaging innovations but also route to market initiatives designed to enhance the consumer experience and improve availability of our products

•	Grow premium volumes. Drive growth and leadership in premium with a portfolio approach led by our international premium brands of Budweiser and Stella Artois

•	Continue with regional expansion. Utilize our strong brands and route to market capabilities to further expand in the faster growing north and northeast of the country

PRESS RELEASE Brussels, 27 February 2013 – 7 / 27

In China:

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Grow consumer preference. Continue to grow preference for our national brands Budweiser and Harbin, and our regional brand Sedrin, supported by a strong innovation agenda. Leverage occasion-based innovations, especially food and nightlife opportunities, to build the beer category and stimulate trading up

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Expansion. Continue to improve our footprint in the most attractive Chinese markets through greenfield developments and selective acquisitions, while growing distribution of our brands in new channels, cities and segments

•	Maximize performance in our key provinces. Grow our business in our established geographies of the north east and south east

•	Enhance sales operations. Leverage best practices to further develop revenue management, route to market and trade solutions, field sales and wholesaler performance.

OUTLOOK

Our outlook for 2013 is as follows:

(i)	Volumes: We will continue to pursue our Focus Brands and premiumization strategy in the US, supported by a healthy innovation pipeline and a strong sales execution plan. We expect volumes in the US to be impacted in the first quarter due to short term pressure on consumer disposable income and a tough weather comparable. We expect our beer volumes in Brazil to grow by low to mid single digits in the full year, with softness in the first quarter due to the earlier timing of Carnival compared to 2012, and wet weather. We expect a return to solid industry volume growth in China in 2013, with our own volumes in the first quarter showing a good recovery from 4Q12

(ii)	Revenue per hl: We expect revenue per hl to grow organically ahead of inflation, weighted by country, as a result of continued improvement in mix and revenue management initiatives

(iii)	Cost of Sales per hl: We expect CoS per hl to increase organically by mid single digits in 2013, with global commodity cost increases and an unfavorable foreign exchange transactional impact (primarily BRL/USD), being partly mitigated by procurement savings and efficiency gains

(iv)	Distribution expenses per hl: We expect distribution expenses per hl to increase organically by mid single digits

(v)	Sales & Marketing expenses: We will continue to drive top-line performance by investing behind our brands and therefore sales and marketing investments are expected to grow by high single digits

(vi)	Net Finance Costs: We expect the average coupon on net debt to be in the range of 4.8% to 5.3%, provided that the combination with Grupo Modelo closes in 1H13. The average coupon is expected to decline by 50 bps as from 2014 given the absence of the negative cash carry linked to the delay in the closing of the combination. Net pension interest expense (as a result of the revised IAS 19 standard) and accretion expenses, are expected to be approximately 40 and 75 million USD per quarter, respectively

(vii)	Effective Tax Rate: Our effective tax rate is expected to be in the range of 20% to 22% in 2013, in the range of 20% to 25% in the period 2014-2017, and in the range of 25% to 27% thereafter

(viii)	Net Capital Expenditure: Our expectation for net capital expenditure in 2013 is approximately 3.7 billion USD, with the increase over 2012 being driven by investments in capacity expansion in Brazil and China in addition to commercial capex linked to our strong innovation pipeline and market programs

(ix)	Debt: After the completion of the combination with Grupo Modelo, we expect to reach a net debt to EBITDA ratio below 2.0x during the course of 2014. Approximately one third of AB InBev’s gross debt is denominated in currencies other than the US dollar, principally the euro.

PRESS RELEASE Brussels, 27 February 2013 – 8 / 27

REVISED IAS 19 AND 2012 REFERENCE BASE

The revised IFRS standard “IAS 19 Employee Benefits” will be effective from 1 January 2013. As of this date, AB InBev will present the net pension interest cost as part of the net finance costs. The tables in Annex 3 (the “2012 Reference Base”) provide the restated figures per zone for 2012, as if the revised standard had been effective as from 1 January 2012. The net impact of the revised standard on 2012 results would have been an increase in EBITDA of 14 million USD and an increase in net finance costs of 160 million USD, with a net impact on pre-tax profit of –146 million USD.

In addition, the 2012 Reference Base reflects the transfer of management responsibility for Ecuador and Peru to the Latin America South zone. These countries were reported within the Latin America North zone in 2012.

OPERATING PERFORMANCE

Detailed segment information for the FY12 and 4Q12 financial performance is provided in the Annex of the press release.

Figure 2. Volumes (thousand hls)
	FY11	Scope	Organic growth	FY12	Organic growth
					Total volume	Own beer volume
North America	124 899	–547	787	125 139	0.6%	0.5%
Latin America - North	120 340	2 312	3 535	126 187	3.0%	2.7%
Latin America - South	34 565	—	–273	34 292	–0.8%	0.1%
Western Europe	30 887	–65	–1 291	29 531	–4.2%	–3.5%
Central and Eastern Europe	25 690	—	–2 904	22 785	–11.3%	–11.3%
Asia Pacific	55 980	645	1 042	57 667	1.9%	1.9%
Global Export and Holding Companies	7 004	–217	243	7 030	3.6%	3.6%
AB InBev Worldwide	399 365	2 128	1 138	402 631	0.3%	0.1%

Figure 2. Volumes (thousand hls)
	4Q11	Scope	Organic growth	4Q12	Organic growth
					Total volume	Own beer volume
North America	28 005	37	622	28 664	2.2%	2.1%
Latin America - North	35 130	767	1 206	37 104	3.5%	3.3%
Latin America - South	10 748	—	–341	10 407	–3.2%	–1.2%
Western Europe	7 585	—	–290	7 295	–3.8%	–3.8%
Central and Eastern Europe	5 485	—	–542	4 943	–9.9%	–9.9%
Asia Pacific	10 714	—	–852	9 862	–8.0%	–8.0%
Global Export and Holding Companies	1 800	–89	113	1 824	6.6%	6.6%
AB InBev Worldwide	99 467	715	–84	100 098	–0.1%	–0.3%

North America (NA)

North American total volumes increased 0.6% in FY12 and 2.2% in 4Q12.

In the United States, our shipment volumes (STWs) grew by 0.7% in FY12 and 2.7% in 4Q12. Selling-day adjusted sales-to-retailers (STRs) grew by 0.4% in FY12 and by 0.9% in 4Q12.

We estimate that industry STRs grew by 0.8% in FY12 and by 0.6% in 4Q12. We continue to make good progress on market share. We estimate that share grew in 4Q12 for the first time

PRESS RELEASE Brussels, 27 February 2013 – 9 / 27

since 2Q09, was flat in 2H12 and was down less than 20 bps in FY12. The share gain in 4Q12 was estimated to be over 20 bps and was due to significant improvements in the premium-plus category following the roll-out of Bud Light Platinum and Bud Light Lime Lime-A-Rita. These innovations helped to grow the market share of the Bud Light family by approximately 70 bps in FY12, and over 80 bps in 4Q12. Michelob Ultra, Shock Top, Stella Artois and our other high-end brands also grew share both in the quarter and the full year, while our share remained under pressure as a result of softness in Budweiser and our pricing strategy of closing the gap between sub-premium and premium brands within our portfolio.

US beer-only revenue per hl grew by 4.9% in FY12, driven by the benefit of the price increase taken in late 2011, as well as positive brand mix of approximately 170 bps. In 4Q12, US beer-only revenue per hl grew by 4.8%, driven by the benefit of the 2012 price increase, as well as positive brand mix of approximately 210 bps. In both periods, the brand mix was driven by the introduction of Bud Light Platinum, Bud Light Lime Lime-A-Rita, the growth of Michelob Ultra, Shock Top, Stella Artois and our other high end brands, as well as consumer trade-up from our value brands.

In Canada, our beer volumes grew by 0.1% in FY12, and declined by 2.0% in 4Q12, mostly driven by a tough comparison in terms of industry, poor weather and the ice hockey lock-out. We estimate our market share was approximately 40.5% in the quarter, with a strong performance by Bud Light which grew volume and share. We estimate our market share in FY12 was 40.6%.

North American EBITDA grew by 2.4% to 6 706 million USD in FY12. Margin declined by 113 bps to 41.8%, due to (i) an increase in sales and marketing investments of 9.7%, as we ramped up investments behind our brands to support positive momentum in the US market, (ii) higher commodity costs, and (iii) an increase of 10.1% in distribution expenses due to the roll-out of our innovations, higher fuel costs and additional own distribution operations. North American EBITDA grew by 2.7% to 1 572 million USD in 4Q12, with margin contraction of 150 bps driven by many of the same factors as FY12, as well as higher administrative expenses related to variable compensation accruals.

We remain confident of the potential for margin expansion in North America and the US specifically.

Latin America North (LAN)

LAN delivered total volume growth of 3.0% in FY12, with beer volumes up 2.7% and soft drinks volumes up 3.7%. In 4Q12, total volumes grew 3.5%, with beer volume growth of 3.3%, and soft drinks up 4.0%

In Brazil, our beer volumes grew by 2.5% in FY12, and by 2.9% in 4Q12. Volume growth in the quarter was due to strong execution of our commercial initiatives, additional price promotions following the partial postponement of the tax increase announced on September 28th, and favorable weather. Our premium brands continue to grow ahead of the rest of our portfolio. Budweiser has now been in the market for over a year and, based on our estimates, became the largest international premium brand in Brazil during the quarter. Stella Artois is also growing quickly with over 45% volume growth in FY12.

We estimate that Brazil beer industry volumes grew by 3.2% in FY12 and 4.7% in 4Q12. We estimate our market share was down by 50 bps during the year, reaching an average of 68.5%, and down 120 bps in 4Q12, primarily due to our 3Q12 price increases.

PRESS RELEASE Brussels, 27 February 2013 – 10 / 27

Brazil beer revenue per hl grew by 9.6% in FY12 and by 10.9% in 4Q12. Growth in the quarter was due to the price increases implemented in 3Q12, positive premium brand mix and higher direct distribution, partly off-set by higher taxes.

Cost of Sales per hl in LAN increased by 6.3% in FY12, driven by an increase of 11.1% in 4Q12, due to higher raw material costs, unfavorable package mix and higher depreciation.

LAN EBITDA rose 14.2% to 5 801 million USD in FY12 with margin expansion of 72 bps to 50.6%. In 4Q12, EBITDA increased by 15.9% to 1 973 million USD, with margin expanding by 87 bps to 57.5%. Distribution expenses increased by 12.4% in FY12, due to a higher mix of direct distribution and higher transportation costs. As expected, the increase in distribution expenses moderated as the year progressed, increasing by only 6.1% in 4Q12. Administrative expenses increased by 22.0% in FY12 but fell by 15.9% in 4Q12, due mainly to the amount and timing of variable compensation accruals during the year.

Latin America South (LAS)

Total volumes in LAS decreased 0.8% in FY12 with beer volumes up 0.1% and non-beer volumes down 2.2%. In 4Q12, total volumes declined by 3.2% with beer volumes down 1.2% and non-beer volumes down 6.6%.

Our beer volumes in Argentina showed a decline of 0.4% in FY12, driven by an uncertain consumer environment and a weak industry. However, a strong performance from Quilmes and Stella Artois led to continued strong market share performance. In 4Q12, volumes were down 3.0%, again driven by a weak industry.

LAS EBITDA grew 21.9% to 1 432 million USD in FY12 with an EBITDA margin increase of 78 bps to 47.4%, driven by revenue growth offset by high cost inflation. In 4Q12, EBITDA grew 28.0%, with EBITDA margin growth of 317 bps to 54.5%.

Western Europe (WE)

Own beer volumes in FY12 declined 3.5%, while total volumes fell 4.2%. In 4Q12, own beer volumes and total volumes both declined 3.8%. Total own products, including cider, declined by 3.0% in FY12, and by 3.5% in 4Q12.

In Belgium, own beer volumes declined 4.1% in FY12 and 1.3% in 4Q12, driven by a weak, weather–related industry performance in the first half of the year. Market share was stable at approximately 56% for the full year.

In Germany, own beer volumes decreased 1.4% in FY12 and 2.3% in 4Q12. Market share was ahead in FY12 and 4Q12, driven by a strong performance of our Focus Brands, Beck’s and Hasseröder.

In the United Kingdom, own product volumes decreased by 8.2% in FY12 and by 12.7% in 4Q12, mainly driven by a weak industry and market share pressure due to competitive activity in the off-trade channel.

WE EBITDA grew 1.4% to 1 155 million USD in FY12 with an EBITDA margin improvement of 89 bps to 31.9%. The impact of volume and commodity cost pressures were offset by savings in sales and marketing expenses, tight cost management and good overall performances in France, the Netherlands and Italy. In 4Q12, EBITDA grew 4.2% to 311 million USD with margin growth of 102 bps to 34.3%.

PRESS RELEASE Brussels, 27 February 2013 – 11 / 27

Central & Eastern Europe (CEE)

Beer volumes in CEE decreased by 11.3% in FY12 and 9.9% in 4Q12.

In Russia, our beer volumes declined 12.0% in FY12 and 10.9% in 4Q12, driven by industry weakness following regulatory changes. Market share loss was driven by the implementation of tax-related and other selective price increases ahead of competitors, and promotional pressure in key account channels. However, we continued to make progress with the optimization of our brand portfolio, with our premium and superpremium brands, including Sibirskaya Korona, Bud, Stella Artois, Hoegaarden and Lowenbrau, gaining an estimated 90 bps share in FY12, and now representing 35% of our total volumes. Bud reached an estimated market share of 1.4%.

In Ukraine, our beer volumes declined 10.3% in FY12 and 8.1% in 4Q12, driven by a weak industry and market share loss. However, Bud achieved an estimated market share of 1% during the nine months since launch.

EBITDA grew by 19.0% to 257 million USD in FY12, as a result of our focus on improved profitability, with revenue per hl growth of 12.9% driven by inflation-linked price increases and positive brand mix in both markets, as well as lower distribution expenses. In 4Q12, EBITDA declined by 26.3% to 32 million USD, mainly due to volume loss and the timing of sales and marketing expenses.

Asia Pacific (APAC)

Asia Pacific beer volumes grew 1.9% in FY12 and declined by 8.0% in 4Q12.

Our beer volumes in China grew 1.9% in FY12 and declined by 8.1% in 4Q12. Industry volumes in our footprint declined by almost 12% in 4Q12, due to severe cold and wet weather. Nevertheless, we estimate that we gained market share in China in both FY12 and 4Q12. Our Focus Brands Budweiser, Harbin and Sedrin grew 8.1% in FY12, but declined 3.6% in 4Q12 as a result of the weak industry.

APAC EBITDA increased by 8.2% to 396 million USD in FY12, as revenue growth driven by volume, brand mix and selected price increases was partially offset by higher Cost of Sales. Our geographic expansion also impacted distribution and administrative expenses. In 4Q12, EBITDA decreased by 32.5% to 44 million USD due to weak volumes, higher commodity costs and package mix affecting Cost of Sales, as well as higher administrative expenses related to our geographic expansion.

Global Export & Holding Companies (GEHC)

GEHC reported EBITDA of –234 million USD in FY12 compared to –90 million USD in FY11, and –85 million USD in 4Q12 compared to –60 million USD in 4Q11. The decline in FY12 is due mainly to an increase in administrative expenses resulting from higher accruals for variable compensation, and the centralization of activities, including the Global Procurement Office in Belgium.

PRESS RELEASE Brussels, 27 February 2013 – 12 / 27

CONSOLIDATED INCOME STATEMENT

Figure 3. Consolidated Income Statement (million USD)
	FY11	Scope	Currency translation	Organic growth	FY12	Organic growth
Revenue	39 046	312	–2 421	2 821	39 758	7.2%
Cost of sales	–16 634	302	762	–877	–16 447	–5.4%
Gross profit	22 412	614	–1 659	1 944	23 311	8.5%
Distribution expenses	–3 313	–423	279	–329	–3 785	–8.9%
Sales and marketing expenses	–5 143	–50	286	–352	–5 258	–6.8%
Administrative expenses	–2 043	–41	151	–254	–2 187	–12.4%
Other operating income/(expenses)	694	4	–73	58	684	8.3%
Normalized profit from operations (normalized EBIT)	12 607	105	–1 015	1 068	12 765	8.5%
Non-recurring items above EBIT	–278				–32
Net finance cost	–2 597				–2 188
Non-recurring net finance cost	–540				–18
Share of results of associates	623				624
Income tax expense	–1 856				–1 717
Profit	7 959				9 434
Profit attributable to equity holders of AB InBev	5 855				7 243
Profit attributable to non-controlling interest	2 104				2 191

Normalized EBITDA	15 357	144	–1 176	1 186	15 511	7.7%
Normalized profit attributable to equity holders of AB InBev	6 449				7 283

	4Q11	Scope	Currency translation	Organic growth	4Q12	Organic growth
Revenue	9 873	137	–591	868	10 287	8.8%
Cost of sales	–4 013	68	167	–328	–4 106	–8.4%
Gross profit	5 860	205	–425	541	6 181	9.1%
Distribution expenses	–838	–110	56	–40	–932	–4.3%
Sales and marketing expenses	–1 215	–24	48	–48	–1 239	–4.0%
Administrative expenses	–554	–10	28	–26	–562	–4.7%
Other operating income/(expenses)	293	2	–21	–47	227	–15.8%
Normalized profit from operations (normalized EBIT)	3 546	63	–314	379	3 675	10.7%
Non-recurring items above EBIT	–134				–43
Net finance cost	–357				–751
Non-recurring net finance cost	–50				–9
Share of results of associates	161				127
Income tax expense	–626				–501
Profit	2 540				2 498
Profit attributable to equity holders of AB InBev	1 850				1 756
Profit attributable to non-controlling interest	690				742

Normalized EBITDA	4 237	75	–344	420	4 388	9.9%
Normalized profit attributable to equity holders of AB InBev	1 959				1 792

Revenue

Revenue grew 7.2% in FY12 and 8.8% in 4Q12, with revenue per hl growth of 7.8% in FY12 and 9.0% in 4Q12. On a constant geographic basis, revenue growth per hl improved 7.7% in FY12 and 8.8% in 4Q12.

PRESS RELEASE Brussels, 27 February 2013 – 13 / 27

Cost of Sales (CoS)

Cost of Sales (CoS) increased 5.4% in FY12, or 7.2% per hl on a constant geographic basis. The increase in CoS was driven by higher commodity costs in most Zones, higher labor costs in Latin America South, and brand mix in North America and China. In 4Q12, CoS grew 8.4%, or 10.0% per hl on a constant geographic basis due to higher commodity costs in most Zones and unfavorable package mix in Brazil and China.

Operating expenses

Total operating expenses increased 8.6% in FY12 and 6.7% in 4Q12:

•

Distribution expenses increased by 8.9% in FY12 and 4.3% in 4Q12, driven by (i) higher transportation costs and additional own distribution operations in both the US and Brazil (ii) the roll-out of our innovations in the US, particularly Bud Light Lime Lime-A-Rita and (iii) higher labor and transportation costs in Argentina and China. As anticipated, increases in distribution expenses moderated as the year progressed

•	Sales and marketing expenses increased 6.8% in FY12 and 4.0% in 4Q12 with higher investments behind our brands and innovations. China achieved savings in 4Q12 as a result of weak industry volumes

•

Administrative expenses increased by 12.4% in FY12, with higher variable compensation accruals in most Zones, as well as geographic expansion costs in China, being partly offset by tight cost management in North America and Western Europe. Administrative expenses in 4Q12 increased by 4.7%

•	Other operating income was 684 million USD in FY12 compared to 694 million USD in FY11, and 227 million USD in 4Q12 compared to 293 million USD in 4Q11

Non-recurring items above EBIT

Figure 4. Non-recurring items above EBIT (million USD)
	FY11	FY12	4Q11	4Q12
Restructuring (including impairment losses)	–351	–36	–128	–20
Business and asset disposal (including impairment losses)	78	58	–5	–4
Acquisition costs related to business combinations	–5	–54	–1	–19

Impact on profit from operations	–278	–32	–134	–43

Normalized profit from operations excludes negative non-recurring items of –32 million USD in FY12 and –43 million USD in 4Q12.

Net finance costs

Figure 5. Net finance costs (million USD)
	FY11	FY12	4Q11	4Q12
Net interest expense	–2 333	–1 802	–496	–453
Accretion expense	–209	–270	–61	–71
Other financial results	–55	–116	200	–227
Net finance costs	–2 597	–2 188	–357	–751
Mark-to-market adjustment	–246	—	—	—
Accelerated accretion expense	–77	—	–14	—
Other	–217	–18	–36	–9
Non-recurring net finance costs	–540	–18	–50	–9

	–3 137	–2 206	–407	–760

FY12 net finance costs (excluding non-recurring net finance costs) were 2 188 million USD compared with 2 597 million USD in FY11. In 4Q12, net finance costs were 751 million USD compared to 357 million USD in 4Q11.

PRESS RELEASE Brussels, 27 February 2013 – 14 / 27

•	The decrease in net interest expense is due to reduced net debt levels and the lower coupon resulting from the debt refinancing and repayments which occurred in 2011

•

Accretion expenses of 270 million USD in FY12 and 71 million USD in 4Q12 increased mainly due to the IFRS accounting treatment for the put option associated with our investment in Cervecería Nacional Dominicana S.A. in the Dominican Republic, with an additional non-cash impact of approximately 30 million USD per quarter

•

Other financial results of –116 million USD in FY12 compares to –55 million USD in FY11, as gains from derivative contracts related to our share based payment programs were more than offset primarily by the costs of currency and commodity hedges, as well as the payment of bank fees and taxes in the normal course of business. Other financial results of –227 million USD in 4Q12 compares to an income of 200 million USD in 4Q11, and were mainly driven by non-cash, unrealized foreign exchange translation losses on intercompany payables and loans, costs of currency and commodity hedges, losses from derivative contracts related to our share-based payment programs, as well as the payment of bank fees and taxes in the normal course of business. Given the nature of the intercompany payables and loans, the currency translation loss is reported in the profit & loss account. This impact is economically offset by currency translation gains on foreign operations that are reported in equity. Other financial results in 4Q11 included a 200 million USD gain from derivative contracts related to our share-based payment programs.

Share of results of associates

FY12 recorded a share of results of associates of 624 million USD, compared to 623 million USD in FY11 mainly attributable to the results of Grupo Modelo. The decrease from 161 million USD in 4Q11 to 127 million USD in 4Q12 was mainly driven by a weakening of the peso against the US dollar as well as financial gains reported within Grupo Modelo’s net income in 4Q11.

Income tax expense

Figure 6. Income tax expense (million USD)
	FY11	FY12	4Q11	4Q12
Tax expense	1 856	1 717	626	501
Effective tax rate	20.2%	16.3%	20.8%	17.4%
Normalized effective tax rate	20.7%	16.2%	21.5%	17.5%

Income tax in FY12 was 1 717 million USD, with an effective tax rate of 16.3%, compared to an income tax of 1 856 million USD in FY11 with an effective tax rate of 20.2%

The decrease in the effective tax rate mainly results from a shift in profit mix to countries with lower marginal tax rates, incremental tax benefits, the nontaxable nature of gains from certain derivatives related to the hedging of share-based payment programs, as well as the favorable outcome of tax claims and uncertain tax positions recognized in prior years amounting to 203 million USD.

In 4Q12, income tax was 501 million USD with an effective tax rate of 17.4%, compared to an income tax expense of 626 million USD in 4Q11 with an effective tax rate of 20.8%.

Profit attributable to non-controlling interest

Profit attributable to non-controlling interest was 2 191 million USD in FY12, an increase from 2 104 million USD in FY11, as an improved operating performance in AmBev was partially reduced by currency translation effects. Profit attributable to non-controlling interest was 742 million USD in 4Q12, an increase from 690 million USD in 4Q11.

PRESS RELEASE Brussels, 27 February 2013 – 15 / 27

FY12 and 4Q12 profit

Normalized profit attributable to equity holders of AB InBev grew 12.9% in nominal terms to 7 283 million USD in FY12 from 6 449 million USD in FY11, but decreased by 8.5% in nominal terms to 1 792 million USD in 4Q12 from 1 959 million USD in 4Q11.

The decline in normalized profit in 4Q12 is mainly due to other financial results of –227 million USD, largely driven by non-cash, unrealized foreign exchange translation losses on intercompany payables and loans, as well as costs of currency and commodity hedges and losses from derivative contracts related to our share-based payment programs, whereas 4Q11 included a 200 million USD gain from derivative contracts related to our share-based payment programs.

FY12 and 4Q12 EPS

Figure 7. Earnings per share (USD)
	FY11	FY12	4Q11	4Q12
Normalized earnings per share	4.04	4.55	1.23	1.12
Non-recurring items, after taxes, attributable to equity holders of AB InBev, per share	–0.11	–0.01	–0.06	–0.01
Non-recurring finance cost, after taxes, attributable to equity holders of AB InBev, per share	–0.26	–0.01	–0.01	–0.01

Basic earnings per share	3.67	4.53	1.16	1.10

Normalized earnings per share (EPS) grew 12.6% to 4.55 USD in FY12 from 4.04 USD in FY11. EPS in 4Q12 was 1.12 USD, compared to 1.23 USD in 4Q11.

Reconciliation between normalized EBITDA and profit attributable to equity holders

Figure 8. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev
(million USD)
	FY11	FY12	4Q11	4Q12
Profit attributable to equity holders of AB InBev	5 855	7 243	1 850	1 756
Non-controlling interests	2 104	2 191	690	742
Profit	7 959	9 434	2 540	2 498
Income tax expense	1 856	1 717	626	501
Share of results of associates	–623	–624	–161	–127
Non-recurring net finance cost	540	18	50	9
Net finance cost	2 597	2 188	357	751
Non-recurring items above EBIT (incl. non-recurring impairment)	278	32	134	43
Normalized EBIT	12 607	12 765	3 546	3 675
Depreciation, amortization and impairment	2 750	2 747	691	713
Normalized EBITDA	15 357	15 511	4 237	4 388

Profit attributable to equity holders of AB InBev includes the after tax effect of non-recurring items of –40 million USD in FY12 and –35 million USD in 4Q12. These items are excluded in the calculation of normalized profit attributable to equity holders.

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) income tax expense; (iii) share of results of associates; (iv) net finance cost; (v) non-recurring net finance cost; (vi) non-recurring items above EBIT (including non-recurring impairment); and (vii) depreciation, amortization and impairment.

PRESS RELEASE Brussels, 27 February 2013 – 16 / 27

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

FINANCIAL POSITION

Figure 9. Cash Flow Statement (million USD)
	FY11	FY12

Operating activities
Profit	7 959	9 434
Interest, taxes and non-cash items included in profit	7 420	6 294

Cash flow from operating activities before changes in working capital and use of provisions	15 379	15 728

Change in working capital	1 409	1 099
Pension contributions and use of provisions	–710	–621
Interest and taxes (paid)/received	–3 998	–3 658
Dividends received	406	720

Cash flow from operating activities	12 486	13 268

Investing activities
Net capex	–3 256	–3 089
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	–25	–1 412
Proceeds from the sale of/(investments in) short-term debt securities	529	–6 702
Other	21	–138

Cash flow from investing activities	–2 731	–11 341

Financing activities
Dividends paid	–3 088	–3 632
Net (payments on)/proceeds from borrowings	–4 558	3 649
Net proceeds from the issue of share capital	155	102
Other (including net finance cost other than interest)	–1 505	43

Cash flow from financing activities	–8 996	162

Net increase/(decrease) in cash and cash equivalents	759	2 089

Financial position

AB InBev delivered an increase in cash and cash equivalents of 2 089 million USD in FY12 compared to an increase of 759 million USD in FY11, with the following movements:

•

Cash flow from operating activities grew to 13 268 million USD in FY12 compared to 12 486 million USD in FY11. The increase mainly results from higher profit generated in 2012. The working capital improvements reflect primarily the results of on-going payables initiatives. In addition, trade payables increased at the end of the year due to capital expenditures, these payables having, on average, longer payment terms

•	Net cash from investing activities was 11 341 million USD in 2012 as compared to 2 731 million USD in 2011. During 2012, AB InBev raised 7.5 billion USD in senior

PRESS RELEASE Brussels, 27 February 2013 – 17 / 27

unsecured bonds and 2.25 billion in euro medium term notes to support the Modelo acquisition. The excess liquidity resulting from these bonds was mainly invested in short term debt securities and short-term US Treasury Bills pending the closing of the Modelo acquisition

•

Cash flow from financing activities was an inflow of 162 million USD in FY12, compared to an outflow of 8 996 million USD in FY11. During 2012, AB InBev issued a series of bonds and notes, the proceeds of which were invested in short term debt securities and short-term US Treasury Bills pending the closing of the Modelo acquisition

Net debt as of 31 December 2012 was 30.1 billion USD, a decrease of 4.6 billion USD compared to 31 December 2011. The net debt to EBITDA ratio decreased from 2.26x at the end of 2011 to 1.87x before M&A activity, and to 1.94x on a reported basis, as of 31 December 2012.

AB InBev’s cash, cash equivalents and short-term investments in debt securities less bank overdrafts as of 31 December 2012 amounted to 13 878 million USD. As of 31 December 2012, the company had total liquidity of 35 143 million USD which consisted of 8 000 million USD available under the 2010 senior facilities, 165 million USD under short-term credit facilities, 13 878 million USD of cash, cash equivalents and short-term investments in debt securities less bank overdrafts, and 13 100 million USD under the bank facilities for the combination with Grupo Modelo.

Although the company may borrow such amounts to meet its liquidity needs, the company principally relies on cash flows from operating activities to fund the company’s continuing operation.

Figure 10. Terms and debt repayment schedule as of 31 December 2012 (billion USD)

The statutory auditor, PricewaterhouseCoopers Bedrijfsrevisoren bcvba, represented by Yves Vandenplas, has issued an unmodified report dated 27 February 2013 on the company’s consolidated accounts as of and for the year ended 31 December 2012, and has confirmed that the accounting information reported in this press release in figures 3 to 10 is consistent, in all material respects, with the accounts from which it has been derived.

PRESS RELEASE Brussels, 27 February 2013 – 18 / 27

RECENT EVENTS

Grupo Modelo

On 29 June 2012, AB InBev and Grupo Modelo, S.A.B. de C.V. announced that they had entered into an agreement under which AB InBev will acquire the remaining stake in Grupo Modelo that it does not already own for 9.15 USD per share in cash in a transaction valued at 20.1 billion USD. The combination will be completed through a series of steps that will simplify Grupo Modelo’s corporate structure, followed by an all-cash tender offer by AB InBev for all outstanding Grupo Modelo shares that it will not own at that time. In a related transaction, it was announced on 29 June 2012 that Grupo Modelo would sell its existing 50% stake in Crown Imports, the joint venture that imports and markets Grupo Modelo’s brands in the US, to Constellation Brands for 1.85 billion USD, giving Constellation Brands 100% ownership and control.

The transactions are subject to regulatory approvals in the US, Mexico and other countries and other customary closing conditions. On 20 July 2012, Grupo Modelo held a shareholders’ meeting at which a majority of the shareholders approved amendments to Grupo Modelo’s by-laws and other steps required in connection with the agreement under which AB InBev will acquire the remaining stake in Grupo Modelo.

On 31 January 2013, AB InBev announced that the US Department of Justice (DOJ) filed an action seeking to block the proposed combination between AB InBev and Grupo Modelo.

On 14 February 2013, AB InBev and Constellation Brands, Inc. announced a revised agreement that establishes Crown Imports as the #3 producer and marketer of beer in the US through a complete divestiture of Grupo Modelo’s US business. The transaction establishes Crown as a fully owned entity of Constellation, and provides Constellation with independent brewing operations, Modelo’s full profit stream from all US sales, and rights in perpetuity to the Grupo Modelo brands distributed by Crown in the US As part of AB InBev’s acquisition of the 50% of Grupo Modelo it does not already own, AB InBev has agreed to sell Compañía Cervecera de Coahuila, Grupo Modelo’s state-of-the-art brewery in Piedras Negras, Mexico, and grant perpetual brand licenses to Constellation for 2.9 billion USD, subject to a post-closing adjustment. This price is based on an assumed 2012 EBITDA of 310 million USD earned from manufacturing and licensing the Modelo brands for sale by the Crown joint venture, with an implied multiple of approximately 9 times. The sale of the brewery, which is located near the Texas border, would ensure independence of supply for Crown and provides Constellation with complete control of the production of the Modelo brands produced in Mexico and distributed by Crown in the US. AB InBev and Constellation Brands have also agreed to a three-year transition services agreement to ensure the smooth transition of the operation of the Piedras Negras brewery, which is fully self-sufficient, utilizes top-of-the-line technology and was built to be readily expanded to increase production capacity.

On 20 February 2013, AB InBev announced that it, Grupo Modelo, Constellation Brands and Crown Imports were engaged in discussions with the DOJ seeking to resolve the DOJ’s litigation challenging AB InBev’s proposed combination with Grupo Modelo. In connection with such discussions, the parties and the DOJ agreed to jointly approach the court to request a stay of all litigation proceedings until 19 March 2013, and the court approved the request for a stay of litigation on 22 February 2013. There can be no assurance that the discussions will be successful and the transactions remain conditioned on regulatory approvals in the US and Mexico and other customary closing conditions.

PRESS RELEASE Brussels, 27 February 2013 – 19 / 27

US Dollar Bond Issuance

On 14 January 2013, Anheuser-Busch InBev Finance Inc., a subsidiary of AB InBev, announced that it had completed the pricing of 4 billion USD aggregate principal amount of bonds, consisting of 1 billion USD aggregate principal amount of fixed rate notes due 2016, 1 billion USD aggregate principal amount of fixed rate notes due 2018, 1.25 billion USD aggregate principal amount of fixed rate notes due 2023 and 750 million USD aggregate principal amount of fixed rate notes due 2043. The notes bear interest at an annual rate of 0.800% for the 2016 notes, 1.250% for the 2018 notes, 2.625% for the 2023 notes and 4.000% for the 2043 notes. The notes will mature on 15 January 2016 in the case of the 2016 notes, on 17 January 2018 in the case of the 2018 notes, on 17 January 2023 in the case of the 2023 notes and 17 January 2043 in the case of the 2043 notes. The issuance closed on 17 January 2013.

Canadian Dollar Bond Issuance

On 17 January 2013, Anheuser-Busch InBev Finance Inc. a subsidiary of AB InBev, announced that it had priced a private offering of notes in an aggregate principal amount of a 1.2 billion CAD, consisting of 600 million CAD aggregate principal amount of notes with a fixed interest rate of 2.375% per annum and maturity date of 25 January 2018 and 600 million CAD aggregate principal amount of notes with a fixed interest rate of 3.375% per annum and maturity date of 25 January 2023. The Notes were offered only to accredited investors resident in Canadian provinces via an Offering Memorandum dated 17 January 2013. The issuance closed on 25 January 2013.

PRESS RELEASE Brussels, 27 February 2013 – 20 / 27

ANNEXES

•	Annex 1: Full Year 2012 (FY12) segment information

•	Annex 2: Fourth Quarter 2012 (4Q12) segment information

•	Annex 3: Full Year 2012 Reference Base

CONFERENCE CALL AND WEBCAST

Investor Conference call and Webcast on Wednesday February 27th

2.00pm Brussels / 1.00pm London / 8.00am New York

Registration details

Webcast (listen-only mode)

http://event.on24.com/r.htm?e=561408&s=1&k=BE67D9BFC1ADDE23BD2F7DD4C9687F71

Conference call (with interactive Q&A)

http://www.directeventreg.com/registration/event/85671676

Disclaimer:

This release contains certain forward-looking statements reflecting the current views of the management of Anheuser-Busch InBev with respect to, among other things, Anheuser-Busch InBev’s strategic objectives. These statements involve risks and uncertainties. The ability of Anheuser-Busch InBev to achieve these objectives is dependent on many factors some of which may be outside of management’s control. By their nature, forward-looking statements involve risk and uncertainty because they reflect Anheuser-Busch InBev’s current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons including the risks described under Item 3.D of Anheuser-Busch InBev’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on 13 April 2012. Anheuser-Busch InBev cannot assure you that the future results, level of activity, performance or achievements of Anheuser-Busch InBev will meet the expectations reflected in the forward-looking statements. Anheuser-Busch InBev disclaims any obligation to update any of these statements after the date of this release.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depositary Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. We invest the majority of our brand-building resources on our Focus Brands—those with the greatest growth potential such as global brands Budweiser®, Stella Artois® and Beck’s®, alongside Leffe®, Hoegaarden®, Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Hasseröder® and Jupiler®. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. AB InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, AB InBev leverages the collective strengths of its approximately 118,000 employees based in 23 countries worldwide. In 2012, AB InBev realized 39.8 billion USD revenue. The company strives to be the Best Beer Company in a Better World. For more information, please visit: www.ab-inbev.com.

PRESS RELEASE Brussels, 27 February 2013 – 21 / 27

ANHEUSER-BUSCH INBEV CONTACTS

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com

Laura Vallis Tel: +1-212-573-9283 E-mail: laura.vallis@ab-inbev.com	Christina Caspersen Tel: +1-212-573-4376 E-mail: christina.caspersen@ab-inbev.com

PRESS RELEASE Brussels, 27 February 2013 – 22 / 27

Annex 1
AB InBev Worldwide	FY11	Scope	Currency translation	Organic growth	FY12	Organic growth
Total volumes (thousand hls)	399 365	2 128	—	1 138	402 631	0.3%
of which AB InBev own beer	349 818	2 734	—	370	352 921	0.1%
Revenue	39 046	312	–2 421	2 821	39 758	7.2%
Cost of sales	–16 634	302	762	–877	–16 447	–5.4%
Gross profit	22 412	614	–1 659	1 944	23 311	8.5%
Distribution expenses	–3 313	–423	279	–329	–3 785	–8.9%
Sales and marketing expenses	–5 143	–50	286	–352	–5 258	–6.8%
Administrative expenses	–2 043	–41	151	–254	–2 187	–12.4%
Other operating income/(expenses)	694	4	–73	58	684	8.3%
Normalized EBIT	12 607	105	–1 015	1 068	12 765	8.5%
Normalized EBITDA	15 357	144	–1 176	1 186	15 511	7.7%
Normalized EBITDA margin	39.3%				39.0%	18 bp

North America	FY11	Scope	Currency translation	Organic growth	FY12	Organic growth
Total volumes (thousand hls)	124 899	–547	—	787	125 139	0.6%
Revenue	15 304	–19	–40	783	16 028	5.1%
Cost of sales	–6 726	417	9	–336	–6 637	–5.3%
Gross profit	8 578	397	–31	447	9 391	5.0%
Distribution expenses	–807	–396	7	–121	–1 317	–10.1%
Sales and marketing expenses	–1 640	–3	5	–160	–1 798	–9.7%
Administrative expenses	–475	–1	1	16	–458	3.4%
Other operating income/(expenses)	54	–1	—	11	64	21.5%
Normalized EBIT	5 710	–4	–18	194	5 881	3.4%
Normalized EBITDA	6 573	–4	–19	156	6 706	2.4%
Normalized EBITDA margin	42.9%				41.8%	–113 bp

Latin America - North	FY11	Scope	Currency translation	Organic growth	FY12	Organic growth
Total volumes (thousand hls)	120 340	2 312	—	3 535	126 187	3.0%
Revenue	11 524	347	–1 860	1 444	11 455	12.6%
Cost of sales	–3 738	–129	567	–350	–3 650	–9.4%
Gross profit	7 786	218	–1 293	1 094	7 805	14.1%
Distribution expenses	–1 332	–25	210	–164	–1 311	–12.4%
Sales and marketing expenses	–1 263	–44	194	–132	–1 245	–10.4%
Administrative expenses	–535	–38	91	–119	–600	–22.0%
Other operating income/(expenses)	462	3	–73	34	426	7.3%
Normalized EBIT	5 118	114	–872	714	5 074	14.0%
Normalized EBITDA	5 814	149	–985	822	5 801	14.2%
Normalized EBITDA margin	50.5%				50.6%	72 bp

Latin America - South	FY11	Scope	Currency translation	Organic growth	FY12	Organic growth
Total volumes (thousand hls)	34 565	—	—	–273	34 292	–0.8%
Revenue	2 704	—	–218	537	3 023	19.9%
Cost of sales	–1 040	—	84	–159	–1 114	–15.3%
Gross profit	1 664	—	–134	378	1 908	22.7%
Distribution expenses	–227	—	22	–57	–263	–25.3%
Sales and marketing expenses	–272	—	22	–46	–296	–16.8%
Administrative expenses	–85	—	6	–13	–93	–15.1%
Other operating income/(expenses)	1	—	—	3	4	228.2%
Normalized EBIT	1 081	—	–85	265	1 261	24.5%
Normalized EBITDA	1 254	—	–97	274	1 432	21.9%
Normalized EBITDA margin	46.4%				47.4%	78 bp

PRESS RELEASE Brussels, 27 February 2013 – 23 / 27

Annex 1
Western Europe	FY11	Scope	Currency translation	Organic growth	FY12	Organic growth
Total volumes (thousand hls)	30 887	–65	—	–1 291	29 531	–4.2%
of which AB InBev own beer	28 859	–65	—	–1 010	27 784	–3.5%
Revenue	3 945	–7	–257	–56	3 625	–1.4%
Cost of sales	–1 652	3	101	–1	–1 550	–0.1%
Gross profit	2 293	–4	–157	–57	2 075	–2.5%
Distribution expenses	–409	1	27	17	–364	4.1%
Sales and marketing expenses	–760	—	47	63	–649	8.3%
Administrative expenses	–305	—	24	15	–267	4.9%
Other operating income/(expenses)	37	—	—	–13	24	–35.3%
Normalized EBIT	856	–3	–59	25	819	2.9%
Normalized EBITDA	1 225	–3	–84	17	1 155	1.4%
Normalized EBITDA margin	31.0%				31.9%	89 bp

Central and Eastern Europe	FY11	Scope	Currency translation	Organic growth	FY12	Organic growth
Total volumes (thousand hls)	25 690	—	—	–2 904	22 785	–11.3%
Revenue	1 755	—	–90	2	1 668	0.1%
Cost of sales	–984	—	46	25	–914	2.5%
Gross profit	771	—	–44	27	754	3.5%
Distribution expenses	–224	—	11	29	–184	12.9%
Sales and marketing expenses	–420	—	24	–4	–400	–0.9%
Administrative expenses	–108	—	7	–13	–113	–11.6%
Other operating income/(expenses)	2	—	—	3	5	—
Normalized EBIT	21	—	–2	42	62	—
Normalized EBITDA	225	—	–11	43	257	19.0%
Normalized EBITDA margin	12.8%				15.4%	241 bp

Asia Pacific	FY11	Scope	Currency translation	Organic growth	FY12	Organic growth
Total volumes (thousand hls)	55 980	645	—	1 042	57 667	1.9%
Revenue	2 317	19	61	294	2 690	12.7%
Cost of sales	–1 319	–15	–34	–197	–1 565	–15.0%
Gross profit	998	3	27	97	1 125	9.7%
Distribution expenses	–193	–3	–5	–34	–235	–17.5%
Sales and marketing expenses	–588	–3	–16	–63	–670	–10.7%
Administrative expenses	–221	–2	–6	–46	–274	–20.7%
Other operating income/(expenses)	90	1	3	28	121	30.6%
Normalized EBIT	86	–4	3	–18	67	–21.0%
Normalized EBITDA	356	—	10	29	396	8.2%
Normalized EBITDA margin	15.4%				14.7%	–62 bp

Global Export and Holding Companies	FY11	Scope	Currency translation	Organic growth	FY12	Organic growth
Total volumes (thousand hls)	7 004	–217	—	243	7 030	3.6%
Revenue	1 496	–28	–15	–184	1 270	–12.5%
Cost of sales	–1 174	27	–12	142	–1 018	12.3%
Gross profit	322	–1	–26	–42	252	–13.1%
Distribution expenses	–120	—	7	2	–111	1.6%
Sales and marketing expenses	–200	1	10	–11	–200	–5.4%
Administrative expenses	–314	—	28	–95	–382	–30.4%
Other operating income/(expenses)	48	1	–1	–8	40	–15.7%
Normalized EBIT	–264	1	17	–154	–400	–58.4%
Normalized EBITDA	–90	1	10	–155	–234	—

PRESS RELEASE Brussels, 27 February 2013 – 24 / 27

Annex 2
AB InBev Worldwide	4Q11	Scope	Currency translation	Organic growth	4Q12	Organic growth
Total volumes (thousand hls)	99 467	715	—	–84	100 098	–0.1%
AB InBev own beer	85 299	746	—	–219	85 826	–0.3%
Revenue	9 873	137	–591	868	10 287	8.8%
Cost of sales	–4 013	68	167	–328	–4 106	–8.4%
Gross profit	5 860	205	–425	541	6 181	9.1%
Distribution expenses	–838	–110	56	–40	–932	–4.3%
Sales and marketing expenses	–1 215	–24	48	–48	–1 239	–4.0%
Administrative expenses	–554	–10	28	–26	–562	–4.7%
Other operating income/(expenses)	293	2	–21	–47	227	–15.8%
Normalized EBIT	3 546	63	–314	379	3 675	10.7%
Normalized EBITDA	4 237	75	–344	420	4 388	9.9%
Normalized EBITDA margin	42.9%				42.7%	44 bp

North America	4Q11	Scope	Currency translation	Organic growth	4Q12	Organic growth
Total volumes (thousand hls)	28 005	37	—	622	28 664	2.2%
Revenue	3 513	8	13	225	3 759	6.4%
Cost of sales	–1 548	95	–3	–126	–1 581	–8.7%
Gross profit	1 965	103	10	99	2 178	4.8%
Distribution expenses	–201	–99	–2	–5	–309	–1.8%
Sales and marketing expenses	–384	–1	–2	–41	–428	–10.7%
Administrative expenses	–90	—	—	–11	–101	–12.4%
Other operating income/(expenses)	17	–1	—	1	17	7.2%
Normalized EBIT	1 307	2	6	43	1 357	3.3%
Normalized EBITDA	1 522	2	6	42	1 572	2.7%
Normalized EBITDA margin	43.3%				41.8%	–150 bp

Latin America - North	4Q11	Scope	Currency translation	Organic growth	4Q12	Organic growth
Total volumes (thousand hls)	35 130	767	—	1 206	37 103	3.5%
Revenue	3 330	138	–504	470	3 435	14.2%
Cost of sales	–976	–35	141	–145	–1 016	–15.0%
Gross profit	2 354	103	–363	325	2 419	13.9%
Distribution expenses	–355	–10	48	–21	–339	–6.1%
Sales and marketing expenses	–285	–23	39	–28	–296	–10.0%
Administrative expenses	–158	–10	16	25	–127	15.9%
Other operating income/(expenses)	175	2	–21	–19	136	–10.8%
Normalized EBIT	1 731	61	–282	282	1 792	16.3%
Normalized EBITDA	1 903	73	–306	303	1 973	15.9%
Normalized EBITDA margin	57.2%				57.5%	87 bp

Latin America - South	4Q11	Scope	Currency translation	Organic growth	4Q12	Organic growth
Total volumes (thousand hls)	10 748	—	—	–342	10 407	–3.2%
Revenue	889	—	–79	182	992	20.5%
Cost of sales	–318	—	27	–35	–326	–10.9%
Gross profit	571	—	–52	148	666	25.9%
Distribution expenses	–72	—	8	–17	–81	–23.3%
Sales and marketing expenses	–68	—	6	–12	–74	–17.7%
Administrative expenses	–28	—	2	2	–24	6.7%
Other operating income/(expenses)	7	—	–1	—	6	—
Normalized EBIT	410	—	–37	120	493	29.4%
Normalized EBITDA	455	—	–41	127	541	28.0%
Normalized EBITDA margin	51.2%				54.5%	317 bp

PRESS RELEASE Brussels, 27 February 2013 – 25 / 27

Annex 2
Western Europe	4Q11	Scope	Currency translation	Organic growth	4Q12	Organic growth
Total volumes (thousand hls)	7 585	—	—	–290	7 295	–3.8%
AB InBev own beer	7 146	—	—	–268	6 878	–3.8%
Revenue	924	—	–28	11	907	1.2%
Cost of sales	–374	—	10	–25	–389	–6.6%
Gross profit	550	—	–18	–14	518	–2.5%
Distribution expenses	–93	—	3	6	–84	6.6%
Sales and marketing expenses	–170	—	5	16	–149	9.3%
Administrative expenses	–84	—	3	12	–69	14.6%
Other operating income/(expenses)	18	—	—	–7	11	–39.6%
Normalized EBIT	221	—	–8	13	226	5.9%
Normalized EBITDA	309	—	–11	13	311	4.2%
Normalized EBITDA margin	33.4%				34.3%	102 bp

Central and Eastern Europe	4Q11	Scope	Currency translation	Organic growth	4Q12	Organic growth
Total volumes (thousand hls)	5 485	—	—	–542	4 943	–9.9%
Revenue	384	—	—	–10	375	–2.5%
Cost of sales	–216	—	—	5	–211	2.4%
Gross profit	168	—	—	–4	164	–2.6%
Distribution expenses	–43	—	—	4	–39	9.9%
Sales and marketing expenses	–101	—	1	–4	–105	–4.2%
Administrative expenses	–37	—	—	—	–37	–0.5%
Other operating income/(expenses)	2	—	—	–2	—	–95.3%
Normalized EBIT	–11	—	1	–7	–17	–60.2%
Normalized EBITDA	42	—	1	–11	32	–26.3%
Normalized EBITDA margin	11.0%				8.6%	–269 bp

Asia Pacific	4Q11	Scope	Currency translation	Organic growth	4Q12	Organic growth
Total volumes (thousand hls)	10 714	—	—	–852	9 862	–8.0%
Revenue	493	—	9	23	525	4.7%
Cost of sales	–301	—	–6	–40	–347	–13.3%
Gross profit	192	—	3	–17	178	–8.9%
Distribution expenses	–50	—	–1	—	–51	–0.2%
Sales and marketing expenses	–146	—	–2	9	–140	6.3%
Administrative expenses	–63	—	–2	–22	–86	–34.5%
Other operating income/(expenses)	58	—	1	–10	49	–17.6%
Normalized EBIT	–9	—	–1	–40	–50	–437.3%
Normalized EBITDA	65	—	1	–21	44	–32.5%
Normalized EBITDA margin	13.2%				8.5%	–468 bp

Global Export and Holding Companies	4Q11	Scope	Currency translation	Organic growth	4Q12	Organic growth
Total volumes (thousand hls)	1 800	–89	—	113	1 824	6.6%
Revenue	340	–9	–2	–34	295	–10.3%
Cost of sales	–280	8	–3	38	–237	13.8%
Gross profit	60	–1	–5	3	58	5.9%
Distribution expenses	–23	—	1	–7	–29	–31.1%
Sales and marketing expenses	–61	—	2	12	–47	20.3%
Administrative expenses	–94	—	9	–33	–117	–34.6%
Other operating income/(expenses)	16	1	—	–9	8	–52.2%
Normalized EBIT	–102	—	8	–33	–127	–31.8%
Normalized EBITDA	–60	—	6	–32	–85	—

PRESS RELEASE Brussels, 27 February 2013 – 26 / 27

Annex 3
AB InBev Worldwide	1Q 2012 Reference Base	2Q 2012 Reference Base	3Q 2012 Reference Base	4Q 2012 Reference Base	2012 Reference Base
Total volumes (thousand hls)	93 178	101 678	107 677	100 098	402 631
Revenue	9 332	9 871	10 268	10 287	39 758
Cost of sales	–3 849	–4 203	–4 270	–4 101	–16 422
Gross profit	5 483	5 668	5 998	6 187	23 336
Distribution expenses	–941	–966	–947	–933	–3 787
Sales & marketing expenses	–1 265	–1 416	–1 335	–1 238	–5 254
Administrative expenses	–512	–522	–600	–565	–2 199
Other operating income/expenses	125	145	186	227	684
Normalized EBIT	2 890	2 909	3 302	3 679	12 779
Normalized EBITDA	3 555	3 598	3 981	4 392	15 525
Normalized EBITDA margin	38.1%	36.4%	38.8%	42.7%	39.0%

North America	1Q 2012 Reference Base	2Q 2012 Reference Base	3Q 2012 Reference Base	4Q 2012 Reference Base	2012 Reference Base
Total volumes (thousand hls)	29 778	32 898	33 799	28 664	125 139
Revenue	3 731	4 222	4 315	3 759	16 028
Cost of sales	–1 533	–1 733	–1 774	–1 576	–6 615
Gross profit	2 198	2 489	2 541	2 183	9 412
Distribution expenses	–316	–348	–346	–309	–1 319
Sales & marketing expenses	–422	–473	–472	–427	–1 794
Administrative expenses	–120	–116	–117	–100	–452
Other operating income/expenses	11	17	18	17	64
Normalized EBIT	1 352	1 570	1 624	1 365	5 911
Normalized EBITDA	1 552	1 776	1 828	1 579	6 735
Normalized EBITDA margin	41.6%	42.1%	42.4%	42.0%	42.0%

Latin America - North	1Q 2012 Reference Base	2Q 2012 Reference Base	3Q 2012 Reference Base	4Q 2012 Reference Base	2012 Reference Base
Total volumes (thousand hls)	29 411	27 135	29 674	36 163	122 382
Revenue	2 808	2 392	2 680	3 388	11 268
Cost of sales	–880	–798	–863	–979	–3 519
Gross profit	1 928	1 594	1 817	2 410	7 748
Distribution expenses	–347	–306	–291	–333	–1 277
Sales & marketing expenses	–317	–315	–285	–288	–1 204
Administrative expenses	–134	–139	–211	–128	–612
Other operating income/expenses	84	88	118	136	426
Normalized EBIT	1 214	922	1 148	1 797	5 081
Normalized EBITDA	1 383	1 103	1 329	1 972	5 787
Normalized EBITDA margin	49.3%	46.1%	49.6%	58.2%	51.4%

Latin America - South	1Q 2012 Reference Base	2Q 2012 Reference Base	3Q 2012 Reference Base	4Q 2012 Reference Base	2012 Reference Base
Total volumes (thousand hls)	10 945	7 611	8 192	11 348	38 097
Revenue	871	606	694	1 039	3 209
Cost of sales	–330	–271	–280	–363	–1 244
Gross profit	541	335	413	676	1 966
Distribution expenses	–79	–61	–70	–87	–296
Sales & marketing expenses	–87	–82	–85	–83	–336
Administrative expenses	–25	–25	–29	–30	–108
Other operating income/expenses	–5	–3	5	6	4
Normalized EBIT	346	165	235	483	1 228
Normalized EBITDA	392	212	278	536	1 419
Normalized EBITDA margin	45.0%	35.0%	40.1%	51.6%	44.2%

PRESS RELEASE Brussels, 27 February 2013 – 27 / 27

Annex 3
Western Europe	1Q 2012 Reference Base	2Q 2012 Reference Base	3Q 2012 Reference Base	4Q 2012 Reference Base	2012 Reference Base
Total volumes (thousand hls)	6 198	8 175	7 863	7 295	29 531
Revenue	757	1 006	955	907	3 625
Cost of sales	–338	–422	–401	–389	–1 550
Gross profit	419	585	554	518	2 075
Distribution expenses	–87	–101	–92	–84	–364
Sales & marketing expenses	–156	–182	–163	–149	–650
Administrative expenses	–69	–58	–63	–67	–257
Other operating income/expenses (external)	3	4	7	11	24
Normalized EBIT	110	248	242	228	828
Normalized EBITDA	194	333	323	313	1 163
Normalized EBITDA margin	25.6%	33.1%	33.9%	34.5%	32.1%

Central & Eastern Europe	1Q 2012 Reference Base	2Q 2012 Reference Base	3Q 2012 Reference Base	4Q 2012 Reference Base	2012 Reference Base
Total volumes (thousand hls)	4 322	6 973	6 547	4 943	22 785
Revenue	305	521	467	375	1 668
Cost of sales	–181	–274	–248	–211	–914
Gross profit	124	247	219	164	754
Distribution expenses	–41	–58	–47	–39	–184
Sales & marketing expenses	–87	–121	–87	–105	–400
Administrative expenses	–27	–24	–26	–37	–113
Other operating income/expenses (external)	–2	4	3	0	5
Normalized EBIT	–33	48	63	–17	62
Normalized EBITDA	16	99	110	32	257
Normalized EBITDA margin	5.1%	18.9%	23.6%	8.6%	15.4%

Asia Pacific	1Q 2012 Reference Base	2Q 2012 Reference Base	3Q 2012 Reference Base	4Q 2012 Reference Base	2012 Reference Base
Total volumes (thousand hls)	10 914	17 113	19 779	9 862	57 667
Revenue	538	768	859	525	2 690
Cost of sales	–326	–423	–468	–347	–1 565
Gross profit	212	345	391	178	1 125
Distribution expenses	–45	–65	–73	–51	–235
Sales & marketing expenses	–139	–198	–194	–140	–670
Administrative expenses	–57	–65	–67	–86	–274
Other operating income/expenses (external)	25	22	25	49	121
Normalized EBIT	–4	38	83	–50	67
Normalized EBITDA	71	117	164	44	396
Normalized EBITDA margin	13.1%	15.2%	19.0%	8.5%	14.7%

Global Export & Holding Companies	1Q 2012 Reference Base	2Q 2012 Reference Base	3Q 2012 Reference Base	4Q 2012 Reference Base	2012 Reference Base
Total volumes (thousand hls)	1 611	1 773	1 823	1 824	7 030
Revenue	322	355	298	295	1 270
Cost of sales	–260	–282	–236	–236	–1 015
Gross profit	62	73	62	58	255
Distribution expenses	–27	–28	–28	–29	–111
Sales & marketing expenses	–57	–46	–50	–47	–200
Administrative expenses	–81	–96	–87	–117	–382
Other operating income/expenses (external)	9	12	11	8	40
Normalized EBIT	–95	–84	–92	–127	–398
Normalized EBITDA	–53	–42	–52	–85	–231